SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2003

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

            O Ben Harris
            Georgia Power Company
            241 Ralph McGill Blvd, Bin 10151
            Atlanta, GA  30308

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  N/A

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Georgia Power Company - Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Vice President - Land
                  Manages engineering and acquisition of the purchase of all land rights for Georgia Power Company and Southern Company Generation. Manage Georgia Power's real property assets to ensure their protection physically and environmentally; comply with all laws and regulations; manage land assets and resources to their highest and best use and in a manner that will enhance the Company's image with customers and the general public.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)


                    Salary or other
                     compensations
Name of        received          to be           Person or company from
recipient                       received         whom received or to be received
                 (a)              (b)

O. Ben Harris $1,399,297     to be included      Georgia Power Company
                            in supplementary
                               statement

           (b) Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client: $0.00

           (b) Itemized list of all other expenses: N/A

Date    January 23, 2004                 /s/O. Ben Harris
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